UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RADNET, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

750491102

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 2 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,813,624 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,813,624 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,813,624 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 3 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,813,624 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,813,624 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,813,624 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 4 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,813,624 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,813,624 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,813,624 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 5 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,813,624 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,813,624 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,813,624 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 6 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,813,624 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,813,624 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,813,624 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 7 OF 11 PAGES

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2011, by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of RadNet, Inc., a Delaware corporation (“RadNet”). RMCP LLC, RMCP II, RMCP GP, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

On July 26, 2011, RMCP II purchased 145,000 shares of Common Stock on the open market at a price of $3.47 per share. The source of the funds used by RMCP II to purchase such shares was working capital of RMCP II.

On July 27, 2011, RMCP II purchased 75,000 shares of Common Stock on the open market at a price of $3.51 per share. The source of the funds used by RMCP II to purchase such shares was working capital of RMCP II.

On July 28, 2011, RMCP II purchased 51,100 shares of Common Stock on the open market at a price of $3.50 per share. The source of the funds used by RMCP II to purchase such shares was working capital of RMCP II.

On July 29, 2011, RMCP II purchased 28,900 shares of Common Stock on the open market at a price of $3.69 per share. The source of the funds used by RMCP II to purchase such shares was working capital of RMCP II.

On August 4, 2011, RMCP II purchased 30,000 shares of Common Stock on the open market at a price of $3.17 per share. The source of the funds used by RMCP II to purchase such shares was working capital of RMCP II.

On August 31, 2011, RMCP II purchased 120,975 shares of Common Stock on the open market at a price of $2.97 per share. The source of the funds used by RMCP II to purchase such shares was working capital of RMCP II.

On September 1, 2011, RMCP II purchased 210,900 shares of Common Stock on the open market at a price of $3.15 per share. The source of funds used by RMCP II to purchase such shares was working capital of RMCP II.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)

RMCP II beneficially owns, in the aggregate, 2,813,624 shares of Common Stock, which represent approximately 7.5% of the outstanding Common Stock.(1) RMCP II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 2,813,624 shares of Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMCP II, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to

(1)

All calculations of percentage ownership in this Schedule 13D are based on 37,426,460 shares of Common Stock outstanding as of August 5, 2011, as reported in the Form 10-Q which was filed by RadNet with the Securities and Exchange Commission on August 9, 2011.

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 8 OF 11 PAGES

beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP II.

Other than shares of Common Stock beneficially owned by RMCP II, none of the Reporting Persons, Mr. Teets or Mr. Genender may be deemed to beneficially own any shares of Common Stock.

Each of RMCP LLC, RMCP II and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, each of Mr. Teets and Mr. Genender disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	The information set forth above in Item 3 is hereby incorporated by reference in response to this Item 5(c).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

RMCP LLC and RadNet entered into a standstill agreement (the “Standstill Agreement”) on August 30, 2011, pursuant to which RadNet confirmed that its board of directors (the “Board of Directors”) has granted, pursuant to RadNet’s certificate of incorporation, approval to the Reporting Persons to acquire and hold, in the aggregate, up to 9.9% of the issued and outstanding Common Stock. The Standstill Agreement contains provisions that prohibit the Reporting Persons from taking certain actions, without the prior written consent of RadNet or the Board of Directors, during the period beginning on the date of the Standstill Agreement and ending upon the earlier of (x) the Reporting Persons ceasing to beneficially own more than 5% of the issued and outstanding Common Stock or (y) the Board of Director’s approval of (i) a sale of more than 50% of the assets of RadNet and its subsidiaries, taken as a whole, (ii) the beneficial ownership by any person or group of more than 50% of any class of RadNet securities, or (iii) a merger, consolidation or other business combination involving RadNet or any of its subsidiaries (other than certain internal reorganizations). Such actions include (a) acquiring additional Common Stock or RadNet securities convertible into Common Stock which would cause the Reporting Persons to own more than 9.9% of the issued and outstanding Common Stock, (b) soliciting proxies to influence the vote of any voting securities of RadNet, (c) nominating any person to the Board of Directors of RadNet, (d) submitting a proposal for any extraordinary transaction involving RadNet, (e) forming or participating in a “group” with unaffiliated parties respect to the foregoing activities, (f) otherwise seeking to control or influence the Board of Directors or the management or policies of RadNet, and (g) requesting that RadNet amend or waive any of the provisions described in this sentence or any provision of RadNet’s certificate of incorporation.

The foregoing description of the Standstill Agreement is a summary only and is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as Exhibit 2 to this Schedule 13D and is hereby incorporated herein by reference.

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 9 OF 11 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

2	Standstill Agreement, dated as of August 30, 2011, by and between RadNet and RMCP LLC (filed herewith).

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 10 OF 11 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2011

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 750491102	SCHEDULE 13D/A	PAGE 11 OF 11 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated February 22, 2011, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 22, 2011).

2	Standstill Agreement, dated as of August 30, 2011, by and between RadNet and RMCP LLC (filed herewith).